

March 7, 2014

Via E-mail
Mr. Edgar O. Huber
Chief Executive Officer
Lands' End, Inc.
1 Lands' End Lane
Dodgeville, Wisconsin 53595

      Re: **Lands' End, Inc.**
               Amendment No. 3 to Form 10-12B
               Filed February 14, 2014
               Amendment No. 4 to Form 10-12B
               Filed February 21, 2014
               File No. 001-09769

Dear Mr. Huber:

      We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Financial Instruments with Off-Balance Sheet Risk, page 49

1. We note that you will revise the Form 10 to disclose the total amount and other material terms of the ABL Facility in a future amendment. Please confirm our understanding that this will be a pre-effective amendment.

Executive Compensation, page 67

2013 Annual Incentive Plan Opportunity, page 70

2. We note the revised disclosure regarding your named executive officers. Please revise to disclose the 2013 financial performance goals and targets used to calculate the named executive officers' incentive compensation or tell us why you believe that is not material disclosure. See Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

Certain Relationships, page 85

3. We note your revised disclosure in response to comment 6 of our letter dated February 10, 2014 and we partially reissue the comment. It appears several material terms are still not disclosed. For example, please quantify the commissions and "certain percentage of the price of goods sourced through SHGS" pertaining to the Buying Agency Agreement. As other non-exclusive examples, please disclose (i) the estimated assets and liabilities addressed in the Separation and Distribution Agreement, (ii) the fees, or estimated fees, associated with the Shop Your Way Retail Establishment Agreement and (iii) the fees associated with the Lands' End Shops at Sears Retail Operations Agreement, currently referenced as "the fees specified in the agreement."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3388 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director